Filed Pursuant to Rule 253(g)(2)

File No. 024-11643

Fundrise Income eREIT V, LLC

SUPPLEMENT NO. 9 DATED January 31, 2022

TO THE OFFERING CIRCULAR DATED September 24, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT V, LLC (“we”, “our” or “us”), dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 27, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On January 28, 2022, the Manager of the Company declared a daily distribution of $0.0019178082 per share (the “February 2022 Daily Distribution Amount”) (which equates to approximately 6.94% on an annualized basis calculated at the current rate, assuming a $10.09 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on February 1, 2022 and ending on February 28, 2022 (the “February 2022 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the February 2022 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2022. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.